EXHIBIT 21

                                                              November __, 1999


Dear Stockholder:

         Your directors have voted to adopt a Stock Purchase Rights Plan, intended to encourage any potential acquirer of Programmer's Paradise, Inc. to negotiate directly with the Board of Directors. The rights plan should help to protect you against possible coercive or unfair unilateral takeover tactics, such as the acquisition of controlling stock positions without offering fair value to all stockholders.

         To implement the rights plan, your directors have declared a dividend of one preferred stock purchase Right for each share of Programmer's Paradise outstanding Common Stock. The dividend is payable on November 18, 1999, to stockholders of record on that date. If a person or group acquires 20% or more of Programmer's Paradise common stock, other than pursuant to a tender offer on terms determined by your Board to be fair and in the best interests of the Company and its stockholders, each holder of a Right, other than the 20% holder, will thereafter have the right to purchase common stock of Programmer's Paradise with a market value of twice the exercise price of the Right. Rights held by the 20% holder will be void.

         A summary of the Rights is enclosed with this letter. We encourage you to read that summary carefully.

         Adoption of the rights plan neither weakens the financial strength of the Company nor interferes with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not presently taxable to you or to the Company and will not change the way in which you presently trade in the Company's shares. No certificates representing the Rights will be distributed to you unless the Rights become exercisable, which would only happen upon certain triggering events described in the enclosed summary.

         Your Board and management are confident in the long-term potential of the Company. We feel deeply our responsibility to serve the best interests of all stockholders. You can be certain that we will continue to implement and pursue business strategies and programs that are consistent with this responsibility.



                                               Sincerely,



                                               William H. Willett
                                               Chief Executive Officer and
                                               Chairman of the Board